07028943

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Symphony Environmental Technologies plc

*CURRENT ADDRESS Elstree House, Elstree Way
Borehamwood
Hertfordshire WD6 1LE
England

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 09 2008
THOMSON FINANCIAL

FILE NO. 82- 35746 FISCAL YEAR 12/31/08

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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DAT : 1/3/08

082-35746

ANNUAL REPORT AND ACCOUNTS 2006

12-31-06
AR/S

Symphony
environmental technologies

CONTENTS

COMPANY INFORMATION

Company registration number	3676824
Registered office	Elstree House Elstree Way Borehamwood Herts WD6 1LE
Directors	M N Laurier – Chief Executive Officer I Bristow FCCA – Finance Director M F Stephens – Technical Director N J Deva DL, FRSA, MEP – Non Executive Chairman
Secretary	I Bristow
Bankers	HSBC Bank Plc Edgware
Solicitors	Lane & Partners 15 Bloomsbury Square London WC1A 2LS
Auditors	Grant Thornton UK LLP Chartered Accountants Registered Auditors Grant Thornton House 202 Silbury Boulevard Central Milton Keynes MK9 1LW
Registrar	Capita IRG Plc The Registry 34 Beckenham Road Beckenham Kent BR3 4TU

CHAIRMAN'S REPORT

Symphony has been going through difficult and changing times. The market for oxo-biodegradable technologies since we entered this field has not been easy, and potential customers have been subjected to a determined campaign against oxo-biodegradable by the hydro-biodegradable (starch-based) industry. However, we can now see that the market is beginning to realise the benefits of oxo-biodegradable and the limitations of hydro-biodegradable, and this is being reflected in enquiries and sales of additives.

In addition, Symphony is no longer just a plastics company. Symphony Energy Resources has commenced the expansion of Symphony into a waste-to-energy Group as well. This division of the business is still in its infancy, but it has won two UK government grants, and is working with Imperial College and others to produce commercially viable machines to convert waste tyres and plastics efficiently into valuable products.

This technology answers two of the most important questions I hear when I meet Government Ministers and officials in many parts of the world – "What do we do with waste tyres and plastics? And how do we reduce dependence on imported oil?" Legislation in the EU and elsewhere is demanding reductions in waste going to landfill and is promoting recycling. I believe that the potential for this business could be even greater than for oxo-biodegradable plastic.

Since 3 April 2007 the Board has taken decisive action to improve operating performance by reducing overheads, to re-deploy resources where they can be more effective, and to drive higher-margin sales forward. We are already seeing the benefit of this revised strategy and look forward to a more positive future for the Company.

Nirj Deva DL, FRSA, MEP
Chairman

CHIEF EXECUTIVE'S REVIEW

Operating performance in 2006 was very disappointing, ending with continued losses. There were a number of setbacks in the Caribbean region. An exceptional write off of £830,000 was made in respect to our previous distributor following a restructuring. In addition, order take up in the region following the restructure was not at the levels anticipated.

Most of these setbacks have now been overcome. The Board has changed the management team removing the posts of COO and Group MD from the management structure, and a competent manager now heads each operating department. Overheads have been cut, and margins are improving.

On the oxo-biodegradable plastics side of the business, the Group's change in strategic direction continued throughout 2006, with a move away from selling high-volume/low margin commodity products in mature markets towards markets for such products where we have identified more profitable opportunities. In addition Symphony has been licensing higher margin/lower volume d2w® additive technology instead of plastic products. Significant progress has been made with international sales, and d2w® is now sold and/or represented in more than 50 countries.

Financial review

Total group sales decreased by 54% to £4.20m, group gross profits decreased by 53% from £1.77m to £0.84m. Sales of additives, however, grew 100% in 2006. The fall in total sales was due to the change in strategic direction away from non-degradable sales and sales in high volume commodity products.

Non-exceptional administrative expenses decreased by 13% to £2.21m in 2006, from £2.55 in 2005. The change in direction has started to have a positive impact on costs, primarily staff costs where the move away from high volume commodity products has allowed the group to operate effectively with fewer support staff.

The operating loss in 2006 increased to £2.34m from £1.25m in 2005. This included exceptional costs of £830,000 relating to writing off the debt owed by our distributor in the Caribbean. (2005: exceptional costs of £0.19m related to legal cost provisions).

Research and development tax credits totalling £37,334 were received during 2006 and these are included in tax on loss on ordinary activities in the profit and loss account. Development costs of £64,000 (2005: £nil) were capitalised during the year. These costs relate to continued work carried out in developing new and improved formulations of our d2w® range of additives.

The loss per share increased to 3.62 pence from 2.28 pence.

Approximately £630,000 was raised in the year under review through a share placing, and a further £254,000 net, by a convertible loan. Net cash outflow from operating activities was £0.35m (2005: cash outflow £1.55m).

Current trading and outlook

Encouragingly sales of Symphony's d2w® additives doubled during the year, with many new markets opening up. In South America, for example, legislation is changing in favour of oxo-biodegradable plastic.

We are seeing a lot more exposure in global television and the press with recent coverage of d2w® on television in Brazil, Argentina, and Portugal, and a front page article in Tunisia.

The UK has, perhaps surprisingly, been one of our more difficult markets. However, Symphony's oxo-biodegradable products are back in the Co-op, and other major UK retailers are beginning to realise the benefits of oxo-biodegradable and have started to demand oxo-biodegradable products. Their suppliers around the world are now contacting us and some are already buying d2w®.

The market is also beginning to realise the limitations of starch-based plastics, in particular their high cost and the fact that they emit methane, which is a potent greenhouse gas. In addition, polylactose acid (PLA) based products are not compatible with most recycling schemes and concern is growing that making fuels and plastics from crops is driving up food prices and destroying rain forests.

In Portugal the country's largest retail group, Sonae, has adopted d2w® in all their carrier bags for their Continente, Mondelo and Mondelo Bonjour supermarket chains, which are estimated to account for more than 500 million bags per year. This is significant not in terms of absolute value, but for the breakthrough which it represents. This builds on the current portfolio which includes Marriott and Royal Caribbean Cruise Lines, and leading UK supermarkets are now using d2w® finished products or our additive technology. The world's largest supermarket, Wal-Mart, is now using d2w® in its Argentinian stores after a major media-launch. In France and Belgium, products made with d2w® are being sold throughout Europe by Retif; the B-to-B leader in specialised distribution of retail equipment and supplies.

Further improvements are being made to the growing range of d2w® additives, which could open new product applications. Costs and operational systems continue to be reviewed and improved. Stretch film using d2w® additive is being supplied on a regular basis to New Zealand. Trials of agricultural mulching film and protective sleeves are ongoing.

The group's strategy into 2007 primarily incorporates the sale of high margin additive products which enable a lower cost base and significantly improved working capital cycle. After review of the current performance of the Group, the new strategy has shown a marked improvement in gross profit margins. Since April 2007 significant cost reductions have also been made in areas without causing detriment to developing business going forward.

The balance sheet was also strengthened in February 2007 with a placing which netted the group £1,100,000 after associated costs.

Management changes

Matthew Turner joined the main Board on 29 August 2006 and left the Company on 27 April 2007.

We were pleased to report that Michael F. Stephens rejoined the main Board on 13 November 2006 as Technical Director.

Keith Frener left the main Board on 25 September 2006 and now focuses on the oxo-biodegradable side of the business mainly in the UK, as a Director of Symphony Environmental Limited.

On 3 April 2007 the Chairman appointed Mr. Michael Stephen, an experienced Barrister and former Member of Parliament, (no relation to the Technical Director) to make recommendations for the improvement of operating procedures and corporate governance within the Company. These recommendations have been endorsed by the Board and are being implemented.

Standards

One of the problems experienced by oxo-biodegradable plastic has been European Standard EN 13432, which unfairly discriminates against oxo-biodegradable technology. Matters are now moving in the right direction, as the British Standards Institute is working on a new standard, which is capable of testing oxo-biodegradable. The French BNPP is also working on a draft standard for oxo-biodegradable plastic in agricultural applications.

Waste-to-energy

(Symphony Energy Resources Limited ("SER")).

Thermal pyrolysis

Following Cabinet approval in Sri Lanka we are now preparing the way to draw up formal contracts. It must be stressed that no contract is yet in place, but is currently estimated that the programme will commence in the final quarter of 2007 for installation and commissioning of a plant to convert waste plastics to oil and gas in the second half of 2008.

Microwave pyrolysis

SER successfully competed at a national level with 57 other companies for a DTI grant of £50,000 towards a feasibility study into microwave pyrolysis of waste tyres, to convert them into useful products. The second stage of this grant award scheme takes place in the autumn and we could secure a further substantial grant toward the design and construction of a commercial scale microwave pyrolysis plant.

Following our success in the first grant award, we again competed nationally in a separate award scheme for a research studentship grant to study microwave processing of waste plastic. In May this year we were one of only three companies out of over 100 who were successful, and we were awarded £62,000 in studentship grants.

Microwave pyrolysis of scrap tyres has been the subject of an intense academic study programme, and we have now received the report from the lead university conducting the study. Further academic work is ongoing to quantify and qualify the end products of microwave pyrolysis of tyres.

Conclusion

During the past twelve months Symphony has been transformed from a commodity plastics company into an environmental technologies Group, delivering solutions to some of the world's most pressing environmental problems.

Major changes have taken place, and the Company is now in a much better position to face the future. We are investing in R&D for both oxo-biodegradable applications and for waste-to-energy. We are expanding our network of distributors, we are improving efficiency, and we are evaluating other technologies where synergies exist.

As indicated earlier, of the 192 countries in the world Symphony is now in more than 50 and d2w® continues to progress. Though 2006 was a tough year for Symphony we have been encouraged by the progress we have made so far in 2007 and we look forward to the future with confidence.

Michael Laurier
Chief Executive Officer

REPORT OF THE DIRECTORS

The directors present their report and the financial statements of the group for the year ended 31 December 2006. On 13 March 2007 the company changed its name from Symphony Plastics Technologies plc to Symphony Environmental Technologies plc.

Principal activities and business review

The primary business activity of the group is the supply of environmental polythene products, both in the United Kingdom and overseas, and development of waste to energy projects. The group also supplies other flexible polythene and related products.

A review of the business and future developments is given in the Chairman's Report and Chief Executive's review.

There was a loss for the year after taxation amounting to £2,342,424 (2005 – loss £1,373,577).

Results and dividends

The trading results for the year and the group's financial position at the end of the year are shown in the attached financial statements.

The directors have not recommended a dividend.

Research and development

The group is involved in the research and development of degradable polythene.

The directors and their interests

The directors in office at the end of the year, together with their beneficial interests in the shares of the company, were as follows:

	Ordinary Shares of £0.01 each	
	At 31 December 2006	At 1 January 2006 or date of appointment if later
M N Laurier	**9,603,142**	9,603,142
M J Turner	**250,000**	-
I Bristow FCCA	**797,972**	797,972
M Stephens	**263,448**	-
N J Deva DL, FRSA, MEP	**17,500**	17,500

The interests of the directors' in share options are given in note 24 to the financial statements.

M Turner was appointed as a director on 29 August 2006 and resigned on 27 April 2007
M Stephens was appointed as a director on 13 October 2006
A Blacher resigned as a director on 25 August 2006
K Frener resigned as a director on 25 September 2006

The company has taken out insurance for its officers against liabilities in relation to the company under Section 310(3) of the Companies Act 1985.

Policy on the payment of creditors

It is the company's policy to settle the terms of payment with suppliers when agreeing the terms of the transaction to ensure that suppliers are aware of these terms and abide by them. Trade creditors at the year end amount to 68 days (2005 – 39) of average supplies for the year.

Statement of directors' responsibilities

The directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have elected to prepare financial statements in accordance with United Kingdom Accounting Standards, (United Kingdom Generally Accepted Accounting Practice). The financial statements are required by law to give a true and fair view of the state of affairs of the company and the group and of the profit or loss of the group for that period. In preparing these financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the company's website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

In so far as the directors are aware:

- there is no relevant audit information of which the company's auditors are unaware; and
- the directors have taken all steps that they ought to have taken to make themselves aware of any relevant audit information and to establish that the auditors are aware of that information.

Going concern

The group's strategy into 2007 primarily incorporates the sale of high margin additive products which enable a lower cost base and significantly improved working capital cycle. After review of the current performance of the Group, the new strategy has shown a marked improvement in gross profit margins. Since April 2007 significant cost reductions have also been made in areas without causing detriment to developing business going forward.

The balance sheet was also strengthened in February 2007 with a placing which netted the group £1,100,000 after associated costs.

Having reviewed the detailed forecasts that adopt the new trading strategy and taking into account available banking and other potential facilities available, and making further enquiries as considered appropriate, the Directors are satisfied that the group has sufficient resources to enable it to continue in business for the foreseeable future. For this reason, the Directors believe it is appropriate to continue to adopt the going concern basis in preparing the financial statements.

Corporate Governance

The group is committed to developing and adhering to high standards of corporate governance. As an AIM listed company, it is not required to comply with the Combined Code as issued by the UK's Listing Authority. However, it seeks to follow the principles of good governance as far as management believes it is practical for a group of its size, nature and circumstances.

Financial risk management policies

The group's financial risk management policies are detailed in note 20 to the financial statements.

Auditors

A resolution to appoint Grant Thornton UK LLP as auditors for the ensuring year will be proposed at the annual general meeting in accordance with section 385 of the Companies Act 1985.

BY ORDER OF THE BOARD

I Bristow
Secretary

27 June 2007

REPORT OF THE INDEPENDENT AUDITORS TO THE MEMBERS OF SYMPHONY ENVIRONMENTAL TECHNOLOGIES PLC

We have audited the group and parent company financial statements (the "financial statements") of Symphony Environmental Technologies Plc for the year ended 31 December 2006 which comprise the principal accounting policies, the consolidated profit and loss account, the consolidated and company balance sheets, the consolidated cash flow statement and notes 1 to 30. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report and the financial statements in accordance with United Kingdom law and Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the financial statements. The information given in the Directors' Report includes that specific information presented in the Chairman's Report and Chief Executive's Review that is cross referred from the Business Review section of the Directors' Report.

In addition we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read other information contained in the Annual Report, and consider whether it is consistent with the audited financial statements. This other information comprises only The Chief Executive's Report. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group's and company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the group's and the parent company's affairs as at 31 December 2006 and of the group's loss for the year then ended;
- the financial statements have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Directors' Report is consistent with the financial statements.

GRANT THORNTON UK LLP
REGISTERED AUDITOR
CHARTERED ACCOUNTANTS
Central Milton Keynes
27 June 2007

PRINCIPAL ACCOUNTING POLICIES

Basis of accounting

The financial statements have been prepared under the historical cost convention and in accordance with United Kingdom Generally Accepted Accounting Practice.

The principal accounting policies of the group are set out below and have remained unchanged from the previous year except for the adoption of FRS 20 "share based payments". The adoption of this standard has increased the loss for the year by £75,000 (2005 – £nil).

Going concern

The group's strategy into 2007 primarily incorporates the sale of high margin additive products which enable a lower cost base and significantly improved working capital cycle. After review of the current performance of the Group, the new strategy has shown a marked improvement in gross profit margins. Since April 2007 significant cost reductions have also been made in areas without causing detriment to developing business going forward.

The balance sheet was also strengthened in February 2007 with a placing which netted the group £1,100,000 after associated costs.

Having reviewed the detailed forecasts that adopt the new trading strategy and taking into account available banking and other potential facilities available, and making further enquiries as considered appropriate, the Directors are satisfied that the group has sufficient resources to enable it to continue in business for the foreseeable future. For this reason, the Directors believe it is appropriate to continue to adopt the going concern basis in preparing the financial statements.

Basis of consolidation

The group financial statements consolidate the financial statements of the company and all subsidiary undertakings (see note 13).

The company was entitled to merger relief offered by section 131 of the Companies Act 1985 in respect of consideration received in excess of the nominal value of the equity shares issued in connection with the acquisition of Symphony Plastics Limited on 9 December 1999. This was accounted for under merger accounting.

As a consolidated profit and loss account is published, a separate profit and loss account for the parent company is omitted from the group financial statements by virtue of section 230 of the Companies Act 1985.

Turnover

Turnover is the revenue arising from the sales of goods supplied and services provided, excluding VAT and trade discounts. It is stated at the fair value of the consideration receivable.

Revenue is recognised when the significant risks and benefits of ownership of the product have transferred to the buyer, which maybe based on shipment or delivery depending upon the specific contract terms.

Revenue from services provided by the company is recognised when the company has performed its obligations and in exchange obtained the right to consideration.

Research and development costs

Development costs incurred on specific projects are capitalised when recoverability can be assessed with reasonable certainty. All other research and development costs are written off in the year of expenditure.

Amortisation is calculated so as to write off the cost of an asset, less its estimated residual value, over the useful economic life of that asset as follows:

Development costs – 5 years straight line

Trademarks

Trademarks represent the cost of registration and are carried at cost less amortisation.

Amortisation is calculated so as to write off the cost of an asset, less its estimated residual value, over the useful economic life of that asset as follows:

Trademarks – 10 years straight line

Tangible fixed assets and depreciation

Tangible fixed assets are stated at cost, net of depreciation and any provision for impairment.

Depreciation is calculated so as to write off the cost of an asset, less its estimated residual value, over the useful economic life of that asset as follows:

Plant and machinery	-	20% reducing balance
Fixtures and fittings	-	25% reducing balance
Motor vehicles	-	20% reducing balance
Office equipment	-	25% straight line

Stocks

Stocks are valued at the lower of cost and net realisable value, after making due allowance for obsolete and slow moving items.

Leasing and hire purchase commitments

Assets held under finance leases, which are leases where substantially all the risks and rewards of ownership of the asset have passed to the company, and hire purchase contracts, are capitalised in the balance sheet and are depreciated over their useful lives. The capital elements of future obligations under the leases and hire purchase contracts are included as liabilities in the balance sheet.

The interest elements of the rental obligations are charged in the consolidated profit and loss account over the periods of the leases and hire purchase contracts and represent a constant proportion of the balance of capital repayments outstanding.

Rentals payable under operating leases are charged in the consolidated profit and loss account on a straight line basis over the lease term.

Pension costs

The group operates a defined contribution pension scheme for employees. The assets of the scheme are held separately from those of the group. The annual contributions payable are charged to the profit and loss account.

Deferred taxation

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more, or a right to pay less or to receive more tax, with the following exception: deferred tax assets are recognised only to the extent that the directors consider that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Foreign currencies

Monetary assets and liabilities in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are translated into sterling at the rate of exchange ruling at the date of the transaction. Exchange differences are taken into account in arriving at the operating profit.

Investments

Investments are included at cost or fair value less amounts written off.

Financial instruments

Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into. An equity instrument is any contract that evidences a residual interest in the assets of the entity after deducting all of its financial liabilities.

Where the contractual obligations of the financial instruments (including share capital) are equivalent to a similar debt instrument, those financial instruments are classified as financial liabilities. Financial liabilities are presented as such in the balance sheet. Finance costs are calculated so as to produce a constant rate of return on the outstanding liability.

Where the contractual terms of share capital do not have any terms meeting the definition of a financial liability then this is classified as an equity instrument. Dividends and distributions relating to equity instruments are debited direct to equity.

Equity settled share based payments

All share-based payment arrangements granted after 7 November 2002 that had not vested prior to 1 January 2006 are recognised in the financial statements.

All goods and services received in exchange for the grant of any share-based payment are measured at their fair values. Where employees are rewarded using share-based payments, the fair values of employee services are determined indirectly by reference to the fair value of the instrument granted to the employee. This fair value is appraised at the grant date and excludes the impact of market vesting conditions. The fair value is charged to the profit and loss account between the date of issue and the date the share options vest with a corresponding credit taken to shareholders' funds.

Warrants granted to employees which relate to salary sacrifice arrangements are attributed a fair value by reference to the services provided. This fair value is charged to the profit and loss account when the service is provided with a corresponding credit taken to shareholders' funds.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 31 December 2006

	Note	2006 £	2006 £	2005 £	2005 £
Turnover	1		**4,199,525**		9,109,349
Cost of sales			**3,361,416**		7,342,135
Gross profit			**838,109**		1,767,214
Other operating charges – pre-exceptional		**2,350,643**		2,824,268	
Other operating charges – exceptional	3	**830,093**		191,000	
Other operating charges	2		**3,180,736**		3,015,268
Operating loss	3		**(2,342,627)**		(1,248,054)
Interest receivable and similar income	6		**26**		1,603
Interest payable and similar charges	7		**(37,157)**		(167,849)
Loss on ordinary activities before taxation			**(2,379,758)**		(1,414,300)
Tax on loss on ordinary activities	8		**37,334**		40,723
Loss for the financial year	9		**(2,342,424)**		(1,373,577)
Basic and diluted loss per share (pence)	10		**(3.62)**		(2.28)

All of the activities of the group are classed as continuing.
The group has no recognised gains or losses other than the results for the year as set out above.

The accompanying accounting policies and notes form part of these financial statements.

CONSOLIDATED BALANCE SHEET

At 31 December 2006

	Note	2006 £	2005 £
Fixed assets			
Intangible assets	11	**70,359**	18,352
Tangible assets	12	**221,435**	246,888
Investments	13	**531,314**	15,525
		823,108	280.765
Current assets			
Stocks	14	**544,730**	304.335
Debtors	15	**897,487**	2,772,977
Cash at bank and in hand		**214,784**	568
		1,657,001	3,077,880
Creditors: amounts falling due within one year	16	**1,945,010**	1,606,616
Net current (liabilities)/assets		**(288,009)**	1,471,264
Total assets less current liabilities		**535,099**	1,752,029
Creditors: amounts falling due after more than one year	17	**509,018**	88,524
		26,081	1,663,505
Capital and reserves			
Called-up equity share capital	24	**696,795**	633,795
Share premium account	25	**11,391,518**	10,824,518
Other reserves	25	**822,539**	822,539
Profit and loss account	25	**(12,884,771)**	(10,617,347)
Shareholders' funds	26	**26,081**	1,663,505

These financial statements were approved by the directors on 27 June 2007 and are signed on their behalf by:

I Bristow
Finance Director

The accompanying accounting policies and notes form part of these financial statements.

COMPANY BALANCE SHEET

At 31 December 2006

	Note	2006 £	2005 £
Fixed assets			
Tangible assets	12	**111,621**	111,076
Investments	13	**149,998**	149,998
		261,619	261,074
Current assets			
Debtors due within one year	15	**52,969**	11,211
Debtors due after one year	15	**6,223,245**	11,292,115
Cash at bank and in hand		**2,182**	2
		6,278,396	11,303,328
Creditors: amounts falling due within one year	16	**376,418**	85,521
Net current assets		**5,901,978**	11,217,807
Total assets less current liabilities		**6,163,597**	11,478,881
Creditors: amounts falling due after more than one year	17	**45,182**	62,390
		6,118,415	11,416,491
Capital and reserves			
Called-up equity share capital	24	**696,795**	633,795
Share premium account	25	**11,391,518**	10,824,518
Profit and loss account	25	**(5,969,898)**	(41,822)
Shareholders' funds		**6,118,415**	11,416,491

These financial statements were approved by the directors on 27 June 2007 and are signed on their behalf by:

I Bristow
Finance Director

The accompanying accounting policies and notes form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December 2006

	Note	2006 £	2005 £
Net cash outflow from operating activities	27	**(355,323)**	(1,547,222)
Returns on investments and servicing of finance			
Interest received		**26**	1,603
Interest paid		**(28,644)**	(156,943)
Interest element of finance leases and hire purchase		**(8,513)**	(10,906)
Net cash outflow from returns on investments and servicing of finance		**(37,131)**	(166,246)
Taxation		**37,334**	40,723
Capital expenditure and financial investment			
Payments to acquire intangible fixed assets		**(64,174)**	(6,039)
Payments to acquire tangible fixed assets		**(11,229)**	(25,710)
Receipts from sale of fixed assets		**6,648**	44,198
Net cash (outflow)/inflow for capital expenditure and financial investment		**(68,755)**	12,449
Cash outflow before financing		**(423,875)**	(1,660,296)
Financing			
Issue of equity share capital		**63,000**	121,266
Share premium on issue of equity share capital		**567,000**	1,718,434
Share issue expenses		**-**	(10,311)
Proceeds from convertible loan		**254,091**	-
Capital element of finance leases and hire purchase		**(34,593)**	(61,408)
Net cash inflow from financing		**849,498**	1,767,981
Increase in cash	28	**425,623**	107,685

The accompanying accounting policies and notes form part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2006

1 Turnover

An analysis of turnover by geographical market or segmental information has not been disclosed as in the opinion of the directors this would be seriously prejudicial to the group.

2 Other operating charges

	2006 £	2005 £
Distribution costs	143,434	272,000
Administrative expenses (including exceptional item)	3,037,302	2,743,268
	3,180,736	3,015,268

3 Operating loss

Operating loss is stated after charging:

	2006 £	2005 £
Amortisation of trademarks	2,308	2,520
Amortisation of development costs	9,859	-
Research and development expenditure written off	-	45,719
Depreciation of owned fixed assets	20,378	21,599
Depreciation of assets held under finance leases and hire purchase agreements	24,165	26,468
Loss on disposal of fixed assets	100	7,848
Equity-settled share based payments	75,000	-
Auditors' remuneration:		
Audit fees – company only	6,150	4,000
Non audit services:		
Audit of subsidiary undertakings	27,350	21,300
Tax compliance	6,500	5,500
Tax advisory	3,000	2,200
Operating lease costs:		
Land and buildings	74,800	78,800
Plant and equipment	3,844	11,432
Exceptional item: legal fee accrual	-	191,000
Exceptional item: debtor provision	830,093	-
Foreign currency exchange difference	2,020	(4,166)

The exceptional item in 2006 relates to a provision in respect of a debt associated with the termination of a distribution licence. The exceptional item in 2005 relates to legal costs for a court case in respect of a licence that was terminated in 2003.

4 Particulars of employees directors and employees

The monthly average number of staff employed by the group during the financial year amounted to:

	2006 No	2005 No
Warehousing	**5**	7
Selling and distribution	**5**	6
Administration	**7**	10
Management	**7**	6
	24	29

The aggregate payroll costs of the above were:

	2006 £	2005 £
Wages and salaries	**1,173,213**	1,262,979
Social security costs	**116,484**	141,833
Other pension costs	**31,100**	16,217
	1,320,797	1,421,029

5 Directors' remuneration

	Basic salary or fees £	Benefits £	Pension £	2006 Total Emoluments £	2005 Total Emoluments £
Ian Bristow	96,650	21,130	9,665	**127,445**	113,434
Michael Laurier	119,600	9,499	12,100	**141,199**	200,943
Nirj Deva	30,433		3,000	**33,433**	28,500
Michael Stephens	21,042	495	2,104	**23,641**	6,077
Keith Frener	66,125	8,752	–	**74,877**	105,906
Allan Blacher	57,596	3,972	5,760	**67,378**	108,391
Matthew Turner	42,500	500	4,250	**47,250**	–
	433,946	44,348	36,879	**515,223**	563,251

During the year one director (2005 – one) participated in a money purchase pension scheme. The other directors' pensions are administered by those directors.

Matthew Turner was appointed as a director on 29 August 2006 and resigned on 27 April 2007.
Michael Stephens was appointed as a director on 13 October 2006.
Allan Blacher resigned as a director on 25 August 2006.
Keith Frener resigned as a director on 25 September 2006.

Details of directors' share options and warrants are given in note 24. Warrants granted to the directors relate to a salary sacrifice and the fair value of the services provided attributed to the warrants are shown in the following table:

	2006 £	2005 £
Ian Bristow	**19,800**	–
Michael Laurier	**22,000**	–
Nirj Deva	**4,000**	–
Keith Frener	**9,000**	–
Allan Blacher	**13,200**	–
	68,000	–

6 Interest receivable and similar income

	2006	2005
	£	£
Bank interest received	26	1,603
	26	1,603

7 Interest payable and similar charges

	2006	2005
	£	£
Interest payable on bank borrowing	28,644	87,898
Interest payable on other loans	-	11,880
Finance charges	8,513	10,906
Other interest payable and similar charges	-	57,165
	37,157	167,849

8 Taxation on ordinary activities

	2006	2005
	£	£
Current tax	-	-
R&D tax credit	37,334	40,723
Total corporation tax	37,334	40,723

The group has tax losses of approximately £10,800,000 (2005:£8,500,000) carried forward and available for offset against future taxable trading profits. There is a net deferred tax asset of approximately £3,200,000 (2005:£2,550,000), which has not been recognised as the timing of its recoverability cannot be assessed with any certainty. The tax would become recoverable once the group achieves taxable trading profits.

The group intends to apply for an R&D tax credit in respect of the year ended 31 December 2006. However the Directors have not estimated the size of any credit that would be receivable. The R&D tax credit of £37,334 is in respect of the claim made for the year ended 31 December 2005.

(a) Analysis of charge in the year

No tax arises on the loss for the year.

The tax assessed for the period is different from the standard rate of corporation tax in the UK of 30% (2005 – 30%). The differences are explained as follows:

Factors affecting current tax charge

	2006	2005
	£	£
Loss on ordinary activities before taxation	(2,379,758)	(1,414,300)
Loss on ordinary activities by rate of tax	(713,927)	(424,290)
Expenses not deductible for tax purposes	2,658	20,034
Depreciation for the period in excess of capital allowances	2,914	3,173
Tax losses not utilised	708,355	401,083
Research and development tax credit	(37,334)	(40,723)
Total current tax	(37,334)	(40,723)

9 **Loss attributable to members of the parent company**

The loss for the financial year dealt with in the accounts of the parent company was £5,928,076 (2005 – £14,559 loss). The loss for the current year includes a provision against group company debtors of £6,000,000.

10 **Loss per share**

The calculation of basic loss per ordinary share is based on the loss for the financial year of £2,342,424 (2005 – £1,373,577) and on shares 64,743,108 (2005 – 60,327,090) being the weighted average number of equity shares outstanding during the year. The share options and warrants are anti-dilutive.

11 **Intangible fixed assets**

Group	**Development costs** £	**Trademarks** £	**Total** £
Cost			
At 1 January 2006	–	28,040	28,040
Additions	64,174	-	64,174
At 31 December 2006	64,174	28,040	92,214
Amortisation			
At 1 January 2006	–	9,688	9,688
Charge for the year	9,859	2,308	12,167
At 31 December 2006	9,859	11,996	21,855
Net book value			
At 31 December 2006	**54,315**	**16,044**	**70,359**
At 31 December 2005	–	18,006	18,006

12 **Tangible fixed assets**

Group	**Plant and machinery** £	**Fixtures and fittings** £	**Motor vehicles** £	**Office equipment** £	**Total** £
Cost					
At 1 January 2006	74,767	82,804	162,260	161,232	481,063
Additions	–	–	21,109	4,729	25,838
Disposals	–	–	(13,280)	–	(13,280)
At 31 December 2006	74,767	82,804	170,089	165,961	493,621
Depreciation					
At 1 January 2006	33,175	45,231	28,941	126,828	234,175
Charge for the year	5,328	4,689	24,165	10,361	44,543
On disposals	–	–	(6,532)	–	(6,532)
At 31 December 2006	38,503	49,920	46,574	137,189	272,186
Net book value					
At 31 December 2006	**36,264**	**32,884**	**123,515**	**28,772**	**221,435**
At 31 December 2005	41,592	37,573	133,319	34,404	246,888

Included within the net book value of £221,435 is £123,515 (2005 – £150,706) relating to assets held under finance leases and hire purchase agreements. The depreciation charged to the financial statements in the year in respect of such assets amounted to £24,165 (2005 – £26,468).

Company	Motor vehicles £	Plant and machinery £	Fixtures and fittings £	Total £
Cost				
At 1 January 2006	96,596	23,969	11,532	132,097
Additions	21,109	–	–	21,109
Disposals	–	–	–	–
At 31 December 2006	117,705	23,969	11,532	153,206
Depreciation				
At 1 January 2006	9,128	6,582	5,311	21,021
Charge for the year	17,149	2,519	896	20,564
On disposals	–	–	–	–
At 31 December 2006	26,277	9,101	6,207	41,585
Net book value				
At 31 December 2006	**91,428**	**14,868**	**5,325**	**111,621**
At 31 December 2005	87,468	17,387	6,221	111,076

Included within the net book value of £111,621 is £91,428 (2005 – £104,855) relating to assets held under finance leases and hire purchase agreements. The depreciation charged to the financial statements in the year in respect of such assets amounted to £17,149 (2005 – £12,800).

13 Investments

Group	Other investments in unlisted entities £
Cost	
At 1 January 2006	15,525
Additions	515,789
At 31 December 2006	531,314
Net book value	
At 31 December 2006	**531,314**
At 31 December 2005	15,525

At 31 December 2006 the group held more than 20% of a class of the allotted equity share capital of the following:

Name of undertaking	Country of incorporation	Class of share capital held	Proportion held	Nature of business
Symphony Plastics Limited	England and Wales	Ordinary shares	100%	Supply of polythene products
*Symphony Packaging Limited	England and Wales	Ordinary shares	100%	Dormant
*Symphony Environmental Limited	England and Wales	Ordinary shares	100%	Supply of environmental polythene
**D_2W Limited	England and Wales	Ordinary shares	100%	Dormant
Symphony Energy Resources Limited	England and Wales	Ordinary shares	100%	Recycling and environmental

All of the subsidiary undertakings have been consolidated in the group financial statements.

* Owned by Symphony Plastics Limited
** Owned by Symphony Environmental Limited

In addition the group holds the following investments:

30% of the ordinary share capital in Symphony Bin Hilal LLC, a company incorporated in United Arab Emirates. The directors are of the opinion that this is an investment rather than an associated company, as the directors do not have significant influence because they have no financial or management control.

35% of the ordinary share capital of Degradable Polymer Products Inc, a company incorporated in the state of Delaware, USA. The directors are of the opinion that this is an investment rather than an associated company, as the directors do not have significant influence because they have no financial or management control. The investment of £515,783 carried in the balance sheet relates to ownership of 5,600,000 shares valued at $0.25 (exchange rate $1.9/£) by reference to a put option and reducing that valuation by 30% in line with managements' expectations of the future cash flows from the asset. The shares form part of the consideration for an exclusive 15 year licence to sell d2w degradable products in North America. Income based on the value of shares is released to the profit and loss on a straight line basis over 15 years.

Company	Shares in group undertakings £
Cost	
At 1 January 2006 and 31 December 2006	149,998
Net book value	
At 31 December 2006	**149,998**
At 31 December 2005	**149,998**

14 Stocks

	The group		The company	
	2006	2005	**2006**	2005
	£	£	**£**	£
Raw materials and consumable stores	**22,203**	57,311	**-**	-
Goods in transit	**302,152**	-	**-**	-
Finished goods and goods for resale	**220,375**	247,024	**-**	-
	544,730	304,335	**-**	-

15 Debtors

	The group		The company	
	2006	2005	**2006**	2005
	£	£	**£**	£
Trade debtors	**747,755**	1,925,616	**-**	-
Amounts owed by group undertakings	**-**	-	**6,223,245**	11,292,115
VAT recoverable	**79,875**	52,383	**51,164**	10,166
Other debtors	**13,700**	742,117	**-**	-
Prepayments and accrued income	**56,157**	52,861	**1,805**	1,045
	897,487	2,772,977	**6,276,214**	11,303,326

Amounts falling due after one year

	The company	
	2006	2005
	£	£
Amounts owed by group undertakings	**6,223,245**	11,292,115

A provision of £6,000,000 has been made against the intercompany balances recoverable by the parent company from trading subsidiaries. The directors believe that the resultant balances will be settled from future profitable trading in these companies.

16 Creditors: amounts falling due within one year

	The group		The company	
	2006	2005	**2006**	2005
	£	£	**£**	£
Bank overdrafts	**310,715**	522,122	**–**	–
Convertible loan	**254,091**	–	**254,091**	–
Trade creditors	**727,308**	590,593	**60,935**	31,823
Amounts due under finance leases and hire purchase agreements	**40,372**	33,833	**31,057**	25,698
Taxation and social security	**159,183**	130,968	**–**	–
Other creditors	**285,509**	6,038	**750**	–
Accruals and deferred income	**167,832**	323,062	**29,585**	28,000
	1,945,010	1,606,616	**376,418**	85,521

The bank overdrafts are secured by a fixed charge over the group's fixed assets, a fixed charge over the group's debtors and a floating charge over all other assets.

The convertible loan was taken out on 13 December 2006 and is detailed in note 24.

Amounts due under finance leases and hire purchase agreements are secured over the assets to which they relate.

17 Creditors: amounts falling due after more than one year

	The group		The company	
	2006	2005	**2006**	2005
	£	£	**£**	£
Amounts due under finance leases and hire purchase agreements	**62,001**	88,524	**45,182**	62,390
Accruals and deferred income	**447,017**	–	**–**	–
	509,018	88,524	**45,182**	62,390

18 Commitments under finance leases and hire purchase agreements

Future commitments under finance leases and hire purchase agreements are as follows:

	The group		The company	
	2006	2005	**2006**	2005
	£	£	**£**	£
Amounts payable within 1 year	**40,372**	33,833	**31,057**	25,698
Amounts payable between 1 and 2 years	**42,663**	35,806	**25,884**	26,491
Amounts payable between 3 and 5 years	**19,338**	52,718	**19,338**	35,899
	102,373	122,357	**76,239**	88,088

19 Pensions

Defined Contribution Scheme

The group operates a defined contribution scheme for the benefit of the executive directors. The assets of the scheme are administered by trustees in a fund independent from those of the group.

20 Financial instruments

The Group uses various financial instruments which include cash, invoice discounting, overdrafts, equity and various items, such as trade debtors and trade creditors that arise directly from its operations. The main purpose of these financial instruments is to raise finance for the Group's operations.

The main risks arising from the Group's financial instruments are interest rate risk, currency risk, liquidity risk and credit risk. The directors review and agree policies for managing each of these risks and they are summarised below. These policies have remained unchanged from previous years.

Interest rate risk

Trade creditors do not attract interest and are therefore only subject to fair value interest rate risk which is a benefit to the Group. This benefit is partly offset by trade debtors which also do not attract interest.

The bank borrowings are at floating rate based on LIBOR and the Group does not hedge this risk which is partly offset by the floating rate interest on its cash balances.

Currency risk

The Group operates in overseas markets and is subject to currency exposure on transactions undertaken during the year. The Group does not hedge any transactions.

Liquidity risk

The Group seeks to manage financial risk, to ensure financial liquidity is available to meet foreseeable needs and to invest cash assets safely and profitable. Short term flexibility is achieved through the bank overdraft and intragroup borrowing facilities.

Credit risk

The Group's principal financial assets are cash and trade debtors. The credit risk associated with the cash is limited as the counterparties have high credit ratings assigned by international credit-rating agencies. The principal credit risk arises therefore from its trade debtors.

In order to manage credit risk the directors set limits for customers based on a combination of payment history and third party credit references and these limits are reviewed regularly.

Fair value of financial assets and liabilities

The directors have given serious consideration and have reached the conclusion that there is no significant difference between book and fair value of assets and liabilities of the Group at the balance sheet date.

21 Commitments under operating leases

At 31 December 2006 the group had annual commitments under non-cancellable operating leases as set out below.

The group	**2006**		2005	
	Land and buildings	**Other items**	Land and buildings	Other items
	£	**£**	£	£
Operating leases which expire:				
Within 1 year	**10,000**	**1,200**	10,000	1,200
Within 2 to 5 years	**54,800**	**5,180**	54,800	5,180
	64,800	**6,380**	64,800	6,380

22 Contingent liabilities

Group

There is a contingent liability arising on letters of credit which have been issued but not yet fulfilled. At 31 December 2006 this amounts to £nil (2005 – £20,000).

Company

The company has guaranteed all monies due to Barclays Bank plc by Symphony Plastics Limited and Symphony Environmental Limited. At 31 December 2006 the net indebtedness of these companies amounted to £253,921 (2005 – £521,959).

The company has guaranteed all monies due to Davenham Trade Finance Limited by Symphony Plastics Limited and Symphony Environmental Limited. At 31 December 2006, the net indebtedness under these agreements amounted to £nil (2005 – £237,034).

23 **Related party transactions**

During the year Michael Laurier, a director, loaned the group £39,721 at an interest rate of 15 per cent per annum. The loan was outstanding at the end of the year.

During the year Matthew Turner, a director, loaned the group £50,000 at an interest rate of 15 per cent per annum. The loan was repaid during the year.

24 **Share capital**

Authorised share capital:

	2006	2005
	£	£
100,000,000 Ordinary shares of £0.01 each	**1,000,000**	1,000,000

Allotted, called up and fully paid:

	2006		2005	
	No	£	No	£
Ordinary shares of £0.01 each	**69,679,547**	**696,795**	63,379,547	633,795

Allotment of shares

The company made an allotment of 6,300,000 ordinary 1p shares each fully paid on 13 October 2006 at 10p per share. The difference of £567,000 between the total consideration of £630,000 and the total nominal value of £63,000 has been credited to the share premium account.

On 13 December 2006 the company entered into a convertible loan agreement for up to £500,000, for 360 days, at a coupon rate of 8.0 per cent per annum. The terms of the agreement provide for conversion into 1p ordinary shares at a price of 95% of the lowest bid price during the preceding 15 trading days prior to conversion notice received. The financial instrument has been treated as a financial liability as the number of shares issued varies with the bid price.

Share options

As at 31 December 2006 the Group maintained a number of share-based payment schemes for employee compensation. For the options granted to vest, the group must achieve an earnings per share in excess of 0.001p and employees must serve a specified amount of time. Upon vesting, each option allows the holder to purchase one ordinary share at the exercise price shown below.

All share-based employee compensation will be settled in equity. The Group has no legal or constructive obligation to repurchase or settle the options.

Share options and weighted average exercise price are as follows for the reporting periods presented:

	Number	2006 Weighted average exercise price £	Number	2005 Weighted average exercise price £
Outstanding at 1 January	3,692,416	0.14	4,483,416	0.19
Granted	1,212,121	0.08	–	–
Forfeited	–	–	–	–
Exercised	–	–	–	–
Expired	(840,166)	0.12	(791,000)	0.57
Outstanding at 31 December	**4,064,371**	**0.13**	**3,692,416**	**0.14**

The directors have considered the fair value of the options issued to employees but after taking into account the vesting condition related to earnings per share as referred to above, there is no charge (2005 – £nil) in the profit and loss account. No options were exercisable at the year end.

Other share-based payments

On 13 April 2006 the company entered into a distribution agreement with Degradable Polymer Products Inc (a company incorporated in the state of Delaware, USA). The agreement provides for the grant of 4,000,000 options at an excise price of 15p per share subject to express prior approval of the company. This approval has to date not been given. In any event, the option if granted would expire on 30 September 2007.

On 21 August 2006 the company entered into a subscription option agreement with Rand International Leisure Products Inc (a company incorporated in the state of New York, USA). The agreement provides for up to 5,000,000 options exercisable at 12p per share, to be awarded depending on specific trigger events. These events have not occurred as at the date of the signing of these financial statements.

Warrants

Number of warrants	Exercise price (pence per share)	Exercisable from	Exercisable to
3,730,000	12	17 November 2005	17 November 2010
500,000*	15	13 December 2006	13 December 2011

*During the year 500,000 warrants were issued in connection with the convertible loan.

The 3,730,000 warrants were issued in lieu of salary and therefore the profit and loss account includes a FRS 20 share based payment charge of £75,000 (2005 – £nil) reflecting the fair value of the salary sacrificed. There is no charge in the profit and loss account for the 500,000 warrants issued in conjunction with the convertible loan on the grounds of materiality.

Directors' interests

The following directors and directors of subsidiary companies have share options or agreements for share options included in the table above.

	Number of share options	Exercise price (pence per share)	Exercisable from	Exercisable to
N Deva	350,000	12	14 December 2006	14 December 2014
D Laurie	37,500	15.5	21 April 2006	21 April 2014
	37,500	12	14 December 2006	14 December 2014
M Laurier	550,000	12	14 December 2006	14 December 2014
I Bristow	350,000	12	14 December 2006	14 December 2014
M Stephens	350,000	12	14 December 2006	14 December 2014

The share options are only exercisable upon the group achieving earnings per share above 0.001p.

The following directors and directors of subsidiary companies have share warrants.

	Number of warrants	Exercise price (pence per warrant)	Exercisable from	Exercisable to
M Laurier	1,100,000	12	17 November 2005	17 November 2010
I Bristow	990,000	12	17 November 2005	17 November 2010
N Deva	200,000	12	17 November 2005	17 November 2010

25 Reserves

Group

	Share premium account £	Merger reserve £	Profit and loss account £
At 1 January 2006	10,824,518	822,539	(10,617,347)
Loss for the year	-	-	(2,342,424)
Equity settled share-based payment charge	-	-	75,000
New equity share capital subscribed	567,000	-	-
At 31 December 2006	11,391,518	822,539	(12,884,771)

Company

	Share premium account £	Profit and loss account £
At 1 January 2006	10,824,518	(41,822)
Retained loss for the year	-	(5,928,076)
New equity share capital subscribed	567,000	-
At 31 December 2006	11,391,518	(5,969,898)

26 Reconciliation of movements in shareholders' funds

	2006 £	2005 £
Loss for the financial year	**(2,342,424)**	(1,373,577)
Equity settled share-based payment charge	**75,000**	-
New equity share capital subscribed	**63,000**	121,266
Premium on new share capital subscribed	**567,000**	1,708,123
Net (reduction)/increase to shareholders' equity funds	**(1,637,424)**	455,812
Opening shareholders' equity funds	**1,663,505**	1,207,693
Closing shareholders' equity funds	**26,081**	1,663,505

27 Reconciliation of operating loss to net cash outflow from operating activities

	2006 £	2005 £
Operating loss	**(2,342,627)**	(1,248,054)
Equity settled share-based payment charge	**75,000**	-
Amortisation	**12,167**	2,520
Depreciation	**44,543**	48,067
Loss on disposal of fixed assets	**100**	7,848
(Increase)/decrease in stocks	**(240,395)**	76,287
Decrease in debtors	**1,875,490**	624,387
Increase/(decrease) in creditors	**220,399**	(1,058,277)
Net cash outflow from operating activities	**(355,323)**	(1,547,222)

28 Reconciliation of net cash flow to movement in net debt

	2006	2005
	£	£
Increase in cash in the period	**425,623**	107,685
Cash outflow in respect of finance leases and hire purchase	**34,593**	61,408
Cash inflow in respect of convertible loan	**(254,091)**	-
Change in net debt resulting from cash flows	**206,125**	169,093
New finance leases	**(14,609)**	(117,733)
Movement in net debt in the period	**191,516**	51,360
Net debt at 1 January 2006	**(643,911)**	(695,271)
Net debt at 31 December 2006	**(452,395)**	(643,911)

29 Analysis of changes in net debt

	At 1 January 2006	Cashflows	Other changes	At 31 December 2006
	£	£	£	£
Net cash:				
Cash in hand and at bank	568	214,216	-	**214,784**
Overdrafts	(522,122)	211,407	-	**(310,715)**
	(521,554)	425,623	-	**(95,931)**
Debt:				
Finance leases and hire purchase agreements	(122,357)	34,593	(14,609)	**(102,373)**
Convertible loan	-	(254,091)	-	**(254,091)**
Net debt	**(643,911)**	**206,125**	**(14,609)**	**(452,395)**

30 Post balance sheet events

On 28 February 2007 the company placed 10,085,000 ordinary 1p shares at 10p and 3,800,000 ordinary 1p shares at 3p.

On 13 March 2007 the company changed its name from Symphony Plastic Technologies Plc to Symphony Environmental Technologies Plc.

On 9 February 2007 the company incorporated a wholly owned subsidiary in Jamaica called Symphony Environmental (Jamaica) Limited.

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the 2007 Annual General Meeting of the Company will be held at Elstree House, Elstree Way, Borehamwood, Hertfordshire WD6 1LE on Friday, 27 July 2006 at 9.00 a.m. for the following purposes:

Ordinary business

1. To receive and adopt the financial statements of the Company for the year ended 31 December 2006 together with the reports of the directors and auditors ("the Accounts").

2. To elect Michael F. Stephens, as a director of the Company, pursuant to Article 102 of the Articles of Association.

3. To re-elect Ian Bristow, who retires by rotation in accordance with Articles 96 and 97 of the Articles of Association, as a director of the Company.

4. To re-appoint Grant Thornton UK LLP as auditors of the Company for the period prescribed by section 385(2) Companies Act 1985 and to authorise the directors to determine their remuneration for that period.

Special business

To consider and, if thought fit, to pass the following resolutions, resolution 5 being proposed as an ordinary resolution and resolution 6 being proposed as a special resolution:

5. That the Directors be generally and unconditionally authorised pursuant to Section 80 of the Companies Act 1985 ("the Act") to exercise all the powers of the Company to allot, relevant securities (as defined in Section 80(2) of the Act) of the Company PROVIDED THAT the authority hereby given:

   (a) shall be limited to relevant securities of the Company having an aggregate nominal value of up to £251,654; and

   (b) shall expire on the day preceding the fifth anniversary of the date on which this resolution was passed unless previously renewed or varied and all previous authorities under Section 80 of the Act be revoked save that the Directors may, notwithstanding such expiry, allot, grant options over or otherwise deal with or dispose of any shares under this authority in pursuance of an offer or agreement so to do made by the Company before the expiry of this authority.

6. That subject to the passing of resolution 5 the Directors be and they are hereby empowered pursuant to section 95 of the Act to allot equity securities (as defined in Section 94 of the Act) wholly for cash pursuant to the authority conferred by resolution 5 above as if section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to the allotment of equity securities:

   (a) in connection with an offer of such equity securities by way of rights to holders of Ordinary Shares in proportion (as nearly as may be practicable) to their respective holdings of such shares, but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any territory, or the requirements of any regulatory body or stock exchange; and

   (b) in satisfaction of the valid exercise of the outstanding warrants and options over such securities details of which are set out in note 24 to the Accounts; and

   (c) to an aggregate nominal value of £100,000 to satisfy, if fully drawn, conversion of the £500,000 convertible loan facility agreement dated 13 December 2006 . Conversion of the loan into 1p ordinary shares is calculated at 95% of the lowest bid price during the 15 trading days prior to receipt conversion notice; and

(d) otherwise than pursuant to sub-paragraphs (a),(b) and (c) above up to an aggregate nominal value of £83,885.

and shall expire on the day preceding the fifth anniversary of the date on which this resolution was passed, and all previous authorities under Section 94 of the Companies Act 1985 be revoked save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of any such offer or agreement notwithstanding that the power conferred hereby has expired.

BY ORDER OF THE BOARD

Ian Bristow
Company Secretary

REGISTERED OFFICE:
Elstree House,
Elstree Way,
Borehamwood,
Hertfordshire WD6 1LE

Notes:

1. A member of the Company entitled to attend and vote at the Annual General Meeting may appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company. The form of proxy for use by members is enclosed.

2. To be valid, the form of proxy, duly executed, together with the power of attorney or other authority (if any) under which it is signed (or a notarially certified copy of such power or authority) must be deposited at the offices of the Company's registrars, Capita IRG plc, Bourne House, 34 Beckenham Road, Beckenham, Kent BR3 4TU not later than 9.00 a.m. on Wednesday, 25 July 2007. Completion of the form of proxy will not preclude a member from attending and voting in person.

3. Pursuant to regulation 34 of the Uncertificated Securities Regulations 1995, the Company has specified that to be entitled to attend and vote at the meeting (and for the purpose of determining the number of votes they may cast) members must be entered on the register of members at 6.00 p.m. on 25 July 2006. Changes to entries on the relevant register of securities after 6.00 p.m. on 25 July 2006 shall be disregarded in determining the rights of any person to attend or vote at the meeting.

Symphony
environmental technologies

Symphony Environmental Technologies Plc
Elstree House, Elstree Way
Borehamwood
Hertordshire WD6 1LE
England

+44 (0)20 8207 5900 Telephone
+44 (0)20 8207 5960 Facsimile
www.symphonyplastics.com
info@symphonyplastics.com

END